ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

May 13, 2015	Dylan Sherwood T +1 212-841-5708 F +1 646-728-1536 dylan.sherwood@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Amy Miller

Re: DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Strategic
Commodity Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Miller:

This letter is being filed to respond to the comments received from you on March 6, 2015, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 31 to its registration statement. PEA No. 31 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on January 22, 2015. The Trust filed PEA No. 33 on April 28, 2015, in order to designate May 15, 2015 as a new effective date for PEA No. 31. The purpose of PEA No. 31 was to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust is filing PEA No. 34 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

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General

1.	Comment: The Staff notes that PEA No. 31 refers to the Fund’s anticipated investments in one or more subsidiary private investment vehicles organized outside of the United States (the “Subsidiary”). Please confirm and describe in the Trust’s registration statement that the Fund and the Subsidiary will meet the following requirements of the Investment Company Act of 1940, as amended (the “1940 Act”): Section 8 with respect to investment policies (on a consolidated basis); Section 18(f) with respect to capital structure (on a consolidated basis); and Section 17 with respect to affiliated transactions and custody of the Fund’s assets. Please also confirm that the terms of the Subsidiary’s investment advisory agreement will include those provisions required of investment advisory contracts of registered investment companies by Section 15 of the 1940 Act. Please file the Subsidiary’s investment advisory agreement as an exhibit to the Trust’s registration statement. In addition, please identify the Subsidiary’s custodian.

Response: The Fund and the Subsidiary intend to comply with the cited provisions of the 1940 Act, on a consolidated basis, where noted. The Fund confirms that the Subsidiary’s investment advisory agreement contains those provisions required of investment advisory contracts of registered investment companies by Section 15 of the 1940 Act and that it intends to file the investment advisory agreement as an exhibit to its registration statement. The Fund respectfully declines to add statements to that effect to its registration statement. U.S. Bank, N.A. has been retained to provide custodial services to the Fund and the Subsidiary.

2.	Comment: Please explain whether the Fund has obtained a private letter ruling from the Internal Revenue Service (the “IRS”) stating that income the Fund is deemed to earn from the Subsidiary is “qualifying income” for purposes of qualifying as a regulated investment company under the IRC, and, if not, please explain supplementally and in the registration statement what measures the Fund employs to satisfy the qualifying income requirements under the IRC.

Response: In 2011, the IRS suspended the issuance of such private letter rulings. The Fund’s disclosure in its Statement of Additional Information in the section “Distributions and Taxes—Tax Implications for Certain Fund Investments—Commodity-Related Investments” explains other measures the Fund intends to use to seek to satisfy the qualifying income requirements under the IRC.

3.	Comment: Please disclose whether the Subsidiary’s investment strategies and risks are the same as the Fund or, if there are any differences, please explain such differences.

Response: The Fund submits that the investment strategies and risks of the Subsidiary will be substantially similar or identical to those of the Fund, except that the subsidiary will not ordinarily expect to have significant cash assets available to invest in securities or other instruments other than commodity-related investments. The Fund has added disclosure to this effect in its Prospectus in the section “Additional Information About Principal Investment Strategies and Principal Risks.”

4.	Comment: Please confirm that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

Response: The Fund confirms that it expects to file financial statements that have been consolidated with the Subsidiary’s financial statements.

5.	Comment: Please confirm that the Subsidiary’s expenses will be reflected in the Fund’s Prospectus in the “Annual Fund Operating Expenses” table.

Response: The Fund provides the requested confirmation.

6.	Comment: Please confirm that the Subsidiary and its board of directors have agreed to designate an agent for service of process in the United States and have agreed to inspection of the Subsidiary’s books and records by the Staff.

Response: The Fund expects the Subsidiary’s board of directors to appoint an agent for service of process in the United States. The Fund intends to cause the Subsidiary’s books and records to be made available for inspection by the Staff upon request.

7.	Comment: Please confirm that the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response: The Fund respectfully declines to provide the requested confirmation. The Fund will in the future seek to have the directors of the Subsidiary sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

Prospectus

8.	Comment: The Staff notes that the Fund’s principal investment strategies state that “[t]he Fund currently expects that it will have significant exposure to one or more commodities indexes (an “Index”) – typically in an amount between 50% and 100% of the Fund’s total assets.” Please explain supplementally how the remainder of the Fund’s assets will be invested.

Response: The Fund has revised its disclosure in the discussion of its principal investment strategies to state, “The Fund’s total broad market exposure will typically comprise at least 50% of the Fund’s commodity exposures, and may constitute as much as 100% of the Fund’s commodity exposures.” The Fund also respectfully refers the Staff to its disclosure in the section “Fund Summary—Principal Investment Strategies” under the sub-headings “Tactical Commodity Exposure” and “Fixed Income Investments.” Those sections provide a summary description of the Fund’s principal investment strategies that do not directly relate to the Fund’s investments in a basket or index of commodities.

9.	Comment: Please review the Fund’s disclosure in the section “Fund Summary—Principal Investment Strategies” and consider revisions to present the information in a more reader-friendly manner, including by reviewing the disclosure to ensure that the risks of an investment in the Fund are described in the principal risks sections rather than the principal investment strategies sections.

Response: The Fund has reviewed and revised the referenced disclosure in accordance with the Staff’s comment.

10.	Comment: Please identify the Index described in the Prospectus and provide additional details regarding the Index in the registration statement.

Response: The Fund does not intend at this time to denote a specific index to be used in pursuing the Fund’s principal investment strategies and it has revised the disclosure in the Prospectus accordingly.

11.	Comment: Please explain supplementally whether the Fund intends to focus its investments in any single commodity, and, if so, please describe the Fund’s anticipated investments in any such commodity in the Prospectus.

Response: The Fund does not intend as a matter of its principal investment strategies to maintain an investment focus on a single commodity. However, the Fund does anticipate having significant exposure to a limited number of commodities. The Fund respectfully refers the Staff to its Prospectus disclosure in the section “Fund Summary—Principal Investment Strategies,” which has been revised as follows: “There is no limit on the amount of the Fund’s exposures to any one or more specific commodities or sectors, and the Fund may at times have significant exposure to a single commodity or a limited number of commodities.” In addition, the Fund respectfully refers the Staff to its disclosure in the sections “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks—Focused Investment Risk” and “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks—Commodities Risk,” respectively, which describe the risks associated with the Fund’s anticipated investments in commodities and the risks of investing in a limited number of issuers or commodities.

12.	Comment: The Prospectus states, “[t]he Adviser may substitute another index for an Index at any time or work with an index sponsor to create a custom index.” Please clarify whether any substitute index would also be a commodities-related index.

Response: The Fund confirms that any index utilized by the Fund in pursuing its principal investment strategies would be a commodities-related index.

13.	Comment: In the section “Fund Summary—Principal Investment Strategies,” the Prospectus states, “[t]he Adviser may seek to generate additional returns or modify the Fund’s commodities exposures by taking long and/or short positions in individual commodities, baskets of commodities, or commodity indexes that may or may not be represented in an Index.” Please explain what is meant by the portion of this phrase “or commodity indexes that may or may not be represented in an Index.”

Response: The Fund respectfully submits that the referenced statement is simply meant to inform shareholders that the Fund may make commodity-related investments that are not represented in or components of the Index. The Fund has revised the referenced disclosure to read as follows: “[t]he Adviser may seek to generate additional returns or modify the Fund’s broad market exposures by taking long and/or short positions in individual commodities or in other baskets of commodities or commodity indexes. These investments may be made in commodities that are not represented in the Fund’s broad market exposure.”

14.	Comment: In the section “Fund Summary—Principal Investment Strategies,” the Prospectus states, “[t]he Fund may invest in other investment companies, including, for example, other open-end or closed-end investment companies, ETFs, and domestic or foreign private investment vehicles, including investment companies sponsored or managed by the Adviser and its affiliates.” Please explain supplementally whether the Fund expects to invest in hedge funds.

Response: Although the Fund does not currently anticipate investing in hedge funds, the Fund retains discretion to invest in other investment funds, including private investment vehicles. Therefore, no changes have been made in response to this comment.

15.	Comment: The Staff notes that some of the disclosure in the description of the Fund’s principal investment strategies in its Prospectus contains descriptions of the principal risks of investing in the Fund. Please review the Fund’s description of its principal investment strategies in the Prospectus and consider moving any risk discussion to the sections of the Prospectus that discuss the principal risks of an investment in the Fund.

Response: The Fund has reviewed the referenced disclosure and made changes where it believes appropriate and consistent with the Staff’s comment.

16.	Comment: On page 5, the Prospectus states, “[t]he amount of the Fund’s investment in certain investment companies or investment pools may be limited by law or by tax considerations.” Please explain supplementally what tax considerations this disclosure is referring to.

Response: The Fund submits that there are multiple tax considerations involved with investing in other investment companies or other issuers, including the diversification requirements applicable to regulated investment companies under Subchapter M of the Internal Revenue Code (the “IRC”). Please see the Fund’s disclosure in its Statement of Additional Information in the section “Distributions and Taxes—Tax Implications of Certain Fund Investments—Investments in Other RICs.”

17.	Comment: The Staff notes that including headings for portions of the disclosure regarding the Fund’s principal investment strategies may improve readability, for example, in the Fund’s discussion of temporary alternative and defensive strategies on page 15 of the Prospectus.

Response: The Fund has reviewed the referenced disclosure and included headings where it believes such headings improve readability.

18.	Comment: Please review the principal risks disclosed in response to Item 4 of Form N-1A and consider whether some of that risk disclosure may be moved to the disclosure responsive to Item 9 of Form N-1A.

Response: The Fund reviewed the referenced disclosure and made changes that it considered appropriate.

19.	Comment: In the principal risk factors described in the Prospectus, the disclosure references “lower-quality debt securities” and “junk bonds.” If the Fund expects investments in such instruments to be a principal investment strategy of the Fund, please add appropriate disclosure to the investment strategies section of the Prospectus.

Response: The Fund does not expect to invest in lower-quality debt securities or junk bonds as a principal investment strategy and has removed references to such instruments in the discussion of the Fund’s principal investment strategies.

20.	Comment: The Staff notes that the Fund includes both “Focused Investment Risk” and “Non-Diversification Risk” in its principal risk disclosure. Please consider whether the referenced disclosure is duplicative.

Response: The Fund has reviewed the referenced disclosure and does not believe it is duplicative. The Fund respectfully declines to make any changes in response to this Comment.

21.	Comment: The Staff notes that “Short Sale Risk” is included as a principal risk of the Fund. If the Fund anticipates engaging in short sales, please add disclosure in the Fund’s principal investment strategies describing the anticipated use of short sales.

Response: The Fund respectfully submits that in the section “Principal Investments and Strategies of the Fund—Principal Investment Strategies” the Prospectus states that “[t]he Fund may engage in short sales, either to earn additional return or to hedge existing investments.” In addition, the Fund anticipates that it may gain short exposure to commodities or commodity-related investments by utilizing other investment strategies, such as by entering into derivative transactions, and has added disclosure to that effect. The Fund has also changed the section header for this risk factor to “Short Position Risk.”

22.	Comment: Please confirm that the expense limitation to be applied to the Fund as discussed in Footnote 3 to the Fund’s “Annual Fund Operating Expenses” table will remain in effect for at least one year from the effective date of the Fund’s registration statement. In addition, please file the expense limitation agreement as an exhibit to the registration statement.

Response: The Fund confirms that the expense limitation will remain in effect for a period of one year from the effective date of the Fund’s registration statement, subject only to the Board of Trustees ability to terminate it earlier. The Fund confirms that the expense limitation agreement will be filed as an exhibit to the Trust’s registration statement as part of PEA No. 34.

23.	Comment: The Staff notes that the Fund’s investment objective is non-fundamental and may be changed without prior notice to shareholders. Please explain supplementally whether the Fund expects that it would change its investment objective without providing prior notice to shareholders.

Response: The Fund notes that applicable law does not require it to provide notice to shareholders prior to changing its investment objective. However, as a practical matter, the Fund does not currently anticipate effecting any material changes to its investment objective without providing prior notice of the change to shareholders.

24.	Comment: The Staff notes that to the extent the investment strategies described in response to Item 9 of Form N-1A are duplicative of the investment strategies described in response to Item 4 of Form N-1A, such disclosure may be omitted.

Response: The Fund notes the Staff’s comment and respectfully declines to make any changes to its disclosure in response to this Comment.

25.	Comment: The Staff notes that the Prospectus refers to the Fund’s anticipated investments in fixed income instruments. Please specify in the Fund’s principal investment strategies the expected range of the Fund’s duration with respect to its investments in fixed income instruments. Please also confirm supplementally that the Prospectus includes an appropriate duration example describing the likely effect on the value of the Fund’s fixed income investments resulting from an increase in interest rates.

Response: In the section, “Additional Information About Principal Investment Strategies and Principal Risks—Principal Investment Strategies,” the Fund has added the following disclosure: “[t]he Adviser will normally seek to construct the fixed-income portion of the investment portfolio for the Fund with a dollar-weighted average effective duration of three years or less.”

The Fund respectfully refers the Staff to the section entitled “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks—Debt Securities Risks,” in the Prospectus, which states, “[d]uration is a measure of the expected life of a bond that is used to determine the sensitivity of an instrument’s price to changes in interest rates. For example, the price of a bond fund with an average duration of three years generally would be expected to fall approximately 3% if interest rates rose by one percentage point.”

26.	Comment: The Staff notes that in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks,” the Prospectus describes “Emerging Market Country Risk.” Please explain supplementally how the Fund defines an emerging market country for purposes of measuring investment exposure and how the Fund expects to have investment exposure to emerging market countries.

Response: The Fund respectfully submits that it has not adopted any percentage investment limitation with respect to investments in emerging market countries, and, therefore, does not intend to define “emerging market country” for purposes of calculating its investment exposure.

The Fund anticipates that some of the commodities with respect to which the Fund may have investment exposure may be found in and exported from emerging market countries or otherwise affected by economic and other conditions in emerging market countries and, therefore, the Fund may be exposed to the risks associated with investing in emerging market countries. The Fund has added the following disclosure in the Prospectus in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks—Emerging Market Country Risk”: “[t]he Fund may invest in commodities or commodity-related investments that are found in or exported from emerging market countries or the values of which are affected significantly by economic or other conditions in emerging market countries.”

27.	Comment: The Staff notes that in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks—Index Risk,” the Prospectus refers to the Index as a “proprietary index.” Please clarify the disclosure to explain how the index will be proprietary.

Response: References to the Index as a “proprietary” index have been removed.

28.	Comment: The staff notes that in the section “Principal Risks—Investment Company and Exchange-Traded Fund Risk,” the Prospectus provides, “[t]he Fund must pay its pro rata portion of an investment company’s or ETF’s fees and expenses, which may include performance fees that could be substantial (such as certain non-registered investment companies that may charge up to 20% or more of the gains on the Fund’s investments).” Please explain supplementally whether the Fund anticipates that investments in hedge funds will be a principal investment strategy, and, if so, please describe such investments in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks.”

Response: The Fund does not currently anticipate investments in hedge funds to be one of its principal investment strategies, but the Fund reserves the right to invest in hedge funds or other private funds that may charge a performance-based fee.

29.	Comment: The Staff refers the Fund to the Commission’s IM Guidance Update 2014-01, Risk Management in Changing Fixed Income Market Conditions (Jan. 2014) (the “Update”). Please explain supplementally whether the Registrant has considered the content of that Update in drafting the Registrant’s disclosure.

Response: The Registrant confirms that it considered the content of the Update in formulating its disclosure and respectfully refers the Staff to the following sections of its Prospectus: “Principal Risks—Market Risk” and “Principal Risks—Debt Securities Risk.”

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Comment: On page 31 in the section “Management of the Fund—Advisory Agreement,” the Prospectus states, “[t]he Advisory Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence on the part of the Adviser, or reckless disregard of its obligations and duties under the Advisory Agreement, the Adviser, including its officers, directors, and partners, shall not be subject to any liability to the Trust or the Fund, or to any shareholder, officer, director, partner, or Trustee thereof, for any act or omission in the course of, or connected with, rendering services under the Advisory Agreement.” Please explain the basis for including this disclosure in the Prospectus and consider removing the disclosure if the information is not required to be disclosed in the Prospectus.

Response: The Fund included the referenced disclosure as part of its summary of the principal terms of the Fund’s investment advisory agreement and respectfully declines to remove it at this time.

31.	Comment: In the section “Share Class Features,” the Prospectus states, “[n]ew rules recently proposed by the SEC might, if enacted, limit the ability of the Fund to pay fees for distribution and shareholder servicing at levels currently contemplated.” Please explain supplementally what proposed rules this statement is referring to and consider revising the disclosure to provide greater clarity.

Response: The Fund respectfully submits that the referenced disclosure was intended to refer to the Commission’s proposed Rule 12b-2. See Proposed Rule, Mutual Fund Distribution Fees; Confirmations, Investment Company Act Release No. 40-29367 (Jul. 21, 2010). The Fund has removed the referenced disclosure.

Statement of Additional Information (SAI)

32.	Comment: Fundamental policy 4(i) in this section provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please revise policy 4(i) to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy.

Response: The Fund respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy (i.e., fundamental policy no. 4(i)). The Fund recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Fund maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. Accordingly, the Fund respectfully declines to make any changes to its disclosure in response to this Comment.

33.	Comment: Please revise fundamental policy number 4 to remove the last phrase which states that “derivatives counterparties are not considered to be part of any industry.”

Response: The Fund notes that this language is intended to address the fact that, when the Fund enters into derivative transactions with a dealer, it does so to gain exposure to the security, index, commodity or other reference asset underlying the derivative, and not to the dealer itself. The value of a derivative instrument typically changes very largely in response to changes in the value of the underlying security, index, commodity or reference asset and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, a derivatives transaction with a dealer counterparty, including a bank, should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer. Accordingly, the Fund respectfully declines to make any changes to its disclosure in response to this Comment.

34.	Comment: Please remove the disclosure relating to fundamental policy 4 stating that the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the SEC or its Staff that privately issued mortgage- and asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a large number of other registered investment companies. Finally, the Fund also notes that it currently does not intend to invest in privately-issued mortgage-backed securities as a principal investment strategy.

35.	Comment: In the discussion on page 14 regarding credit default swaps, please disclose that when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

Response: The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. Accordingly, no changes have been made in response to this Comment.

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We believe that this submission fully responds to your comments. Please feel free to call me at (212) 841-5708 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Dylan W. Sherwood

Dylan W. Sherwood

cc:	Mr. Ronald R. Redell

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.